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                                                    Filed by Genzyme Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                                Subject Company: Biomatrix, Inc.

                                                Registration File No.: 333-34972

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Investors are urged to read the joint proxy statement/prospectus relating to the transaction described below because it contains important information. The joint proxy statement/prospectus was filed with the Securities and Exchange Commission and, along with the documents incorporated by reference into that document, may be obtained free of charge at the commission's Web site (www.sec.gov). The joint proxy statement/prospectus and these other documents may also be obtained for free from Genzyme or Biomatrix, as the case may be. Requests to Genzyme should be directed to Genzyme Corporation, One Kendall Square, Building 1400,
Cambridge, Massachusetts 02139, Attn: Investor Relations, (617) 252-7500, or you can access documents on it's Web site (www.genzyme.com). Requests to Biomatrix should be directed to Biomatrix, Inc. 65 Railroad Avenue, Ridgefield, New Jersey 07657, Attn: Investor Relations, (201) 945-9550, or you can access the documents on its web site (www.biomatrix.com). Genzyme, Biomatrix, their directors, certain of their executive officers, and certain of their other employees may be considered participants in the solicitation of proxies in connection with the proposed creation of Genzyme Biosurgery. Information concerning these individuals is contained in the joint proxy statement/prospectus filed with the Securities and Exchange Commission, which remains subject to completion and amendment.

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TITLE: Genzyme and Biomatrix Announce Filing of Amended Registration
Statement for Genzyme Biosurgery and Biomatrix Merger

DATE: October 27, 2000

New Division Poised to Become Leader in Large and Growing Bio-Orthopedic and Cardiothoracic Markets

Genzyme Corp. and Biomatrix, Inc. (NYSE: BXM) announced on October 27, 2000 the filing of an amendment to Genzyme's registration statement with the Securities and Exchange Commission (SEC) for the merger of Genzyme and Biomatrix and for the planned formation of Genzyme Biosurgery, a new Genzyme division.

Genzyme Biosurgery will be formed by combining the businesses of Biomatrix, Genzyme Tissue Repair and Genzyme Surgical Products. The new division will move to rapidly penetrate the biosurgery marketplace primarily focused on orthopedics, cardiovascular disease and other areas where sophisticated biotechnology products can have a significant impact. The biosurgery field, expected to grow from $1 billion to the region of $10 to $12 billion in sales over the next decade, involves the use of sophisticated biomaterials and biological products to enhance or replace conventional surgical and medical procedures.

"We are pleased to have filed this amendment to the S-4 and look forward to a rapid response from the SEC so that we may begin to solicit proxies and close this transaction before year-end," stated Duke Collier, president of Genzyme Surgical Products, who will become president of Genzyme Biosurgery. "We remain committed to this transaction, and are excited about the opportunities it holds for patients, physicians, employees and, importantly, our shareholders."

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Once the SEC declares the registration statement effective, a joint proxy statement/prospectus will be mailed, and each company will hold a special meeting of its shareholders to obtain the required approvals for the creation of Genzyme Biosurgery. Holders of each of Genzyme Corp.'s four tracking stocks will be asked to vote to approve a charter amendment creating the Genzyme Biosurgery stock and eliminating the Genzyme Tissue Repair stock and Genzyme Surgical Products stock. Biomatrix shareholders must approve the merger with Genzyme. Genzyme and Biomatrix have extended their merger agreement to provide sufficient time to complete the proxy solicitation process and hold necessary shareholder meetings.

Today's filing also incorporates proforma financial information for the proposed acquisition of GelTex Pharmaceuticals by Genzyme.

About Genzyme Biosurgery

Once established, Genzyme Biosurgery will represent a powerful new enterprise in the biosurgery field with a portfolio of 24 marketed products, a pipeline of innovative products, leading technology platforms and scientific team to drive its R&D programs, and sufficient financial resources to expand its presence in an exciting and rapidly growing global business.

Genzyme Biosurgery will have approximately 1,300 employees; six dedicated manufacturing facilities; global clinical and regulatory capabilities; an extensive intellectual property portfolio; several established sales organizations in focused surgical markets in both the United States and Europe; and marketing and distribution agreements with a number of large, multinational healthcare companies.

Genzyme intends to list Genzyme Biosurgery stock for trading on the Nasdaq National Market under the symbol GZBX following completion of the merger and recapitalization.

Genzyme Corporation is a biotechnology company that develops and markets innovative products and services designed to address significant unmet medical needs. Genzyme Surgical Products, a division of Genzyme Corp., develops and markets a portfolio of devices, biomaterials, and biotherapeutics primarily for the cardiovascular and general surgery markets. Genzyme Tissue Repair, a division of Genzyme Corp., is a leading developer of biological products for the treatment of orthopedic injuries such as cartilage damage, and severe burns.

Biomatrix, Inc., headquartered in Ridgefield, New Jersey is an international biomedical company that develops, manufactures and commercializes elastoviscous products made from proprietary polymers called hylans, which are derivatives of the naturally occurring substance, hyaluronan, and are used in a variety of therapeutic medical applications and in skin care products.

This press release contains forward-looking statements, including statements concerning the formation of Genzyme Biosurgery and the consummation of the merger with Biomatrix, the creation of a new publicly traded stock for Genzyme Biosurgery, the future growth and success of Genzyme Biosurgery and Genzyme Biosurgery's products, the growth of the biosurgery market and Genzyme Biosurgery's penetration of that market, the sufficiency of the cash and other resources of Genzyme Biosurgery, the SEC's willingness to declare the registration statement relating to the merger effective and the ability of Genzyme Biosurgery to expand its business. Actual results may differ materially depending on many factors including the accuracy of information about the biosurgery market, the competitive environment for the biosurgery market, market acceptance of Genzyme Biosurgery's products and services, the enrollment rate for clinical trials, the ability to successfully complete preclinical and clinical development of

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products, the actual safety and efficacy of products, the timing and content of submissions to and decisions by the FDA and other regulatory authorities, conditions in the financial markets relevant to the proposed creation of Genzyme Biosurgery, the likelihood of regulatory and other approvals of the transactions, the operational integration associated with the transactions and other risks generally associated with transactions of this type.

Please call Genzyme's Corporate Communications department at 1-617-252-7570 for additional information.